Issuer Free Writing Prospectus dated January 3, 2023

Relating to Preliminary Prospectus dated January 3, 2023

Filed Pursuant to Rule 433

Registration Statement No. 333-268675


Targeting Dry
Eye Disease with
OK-101

OKYO PHARMA

Corporate Presentation

January 2023

Nasdaq: OKYO

LSE: OKYO

Disclaimer

This institutional presentation document has been prepared by OKYO Pharma Limited ("OKYO") for information purposes only in relation to the proposed placing of American Depositary Shares (ADSs) representing ordinary shares of no par value each in the capital of OKYO (the "Offering"). For the purposes of this notice, "presentation" means this institutional presentation document, any oral presentation, any question-and-answer session and any written or oral material discussed or distributed during any presentation meeting. This presentation is the sole responsibility of OKYO.

The contents of this presentation are strictly private and confidential and may not be copied, distributed, published or reproduced in whole or in part, or otherwise disclosed. Failure to comply with these restrictions may constitute a violation of applicable securities laws. This presentation is not a prospectus and investors must only subscribe for or purchase securities referred to in this presentation on the basis of the information contained in a registration statement on Form F-1 (Registration No. 333- 268675) (including a prospectus) (the "Registration Statement") filed with the U.S. Securities and Exchange Commission (the "SEC") in connection with the Listing and Offering, and not in reliance on any information in this presentation. The Registration Statement has not yet become effective. Before investing, you should read the prospectus in the Registration Statement (including, inter alia, the risk factors described therein) and other documents the issuer has filed with the SEC for more complete information about OKYO and the Offering. The preliminary prospectus dated December 5, 2022 and subsequent amendments thereto are available for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, OKYO or any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by contacting ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 email: prospectus@think-equity.com.

This presentation may be amended, superseded or replaced, or the Offering may not proceed at all (and the issue of this presentation shall not be taken as any form of commitment on the part of OKYO to proceed with any transaction, including, but not limited to, the Offering). Upon such publication and being deemed effective by the SEC, the Registration Statement will supersede this presentation and the information contained herein in its entirety. Any Offering, if at all, will be made only by means of the prospectus forming a part of the effective Registration Statement. This presentation is made available for information purposes only and does not, and is not intended to, constitute an offer to sell or an offer, inducement, invitation or commitment to purchase or subscribe for any securities. The distribution of this presentation may, in certain jurisdictions, be restricted by law and neither it nor any part of it nor the fact of its distribution shall form the basis of or be relied upon in connection with any contract and it does not constitute a recommendation regarding any securities.

Nothing contained in this presentation shall form the basis of any contract or commitment whatsoever. No representation or warranty is given by or on behalf of OKYO or ThinkEquity LLC (ThinkEquity") or any of such persons' directors, officers, employees or affiliates or any other person (their "Related Parties") as to the fairness, accuracy or completeness of the contents of this presentation or any other statement made or purported to be made by any of them, or on their behalf, in connection with OKYO, or the Offering. Nothing in this presentation shall be relied upon as a promise or representation in this respect, whether as to the past or the future. There is no obligation on any person to update this presentation. No liability whatsoever is accepted by OKYO, ThinkEquity or any of their respective Related Parties for any loss howsoever arising, directly or indirectly, from any use of this presentation, the information or opinions contained herein or otherwise arising in connection herewith.

By accepting and using this presentation, you will be deemed to agree not to disclose any information contained herein except as may be required by law. Additionally, certain information contained in this presentation has been obtained from published sources prepared by other parties, which in certain cases have not been updated to the date hereof. While such information is believed to be reliable for the purpose used in this presentation, each of OKYO, ThinkEquity and their respective Related Parties do not assume any responsibility for the accuracy or completeness of such information and which has not been independently verified by OKYO, ThinkEquity or their respective Related Parties. Except where otherwise indicated herein, the information provided in this presentation is based on matters as they exist as of the date of preparation and not as of any future date and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of this presentation.

Certain information contained in this presentation constitutes "forward-looking statements," which can be identified by the use of terms such as "may", "will", "should", "expect", "anticipate", "project", "estimate", "intend", "continue," "target", "aim", "forecast", "plan" or "believe" (or the negatives thereof) or other variations thereon or comparable terminology. These forward-looking statements are statements regarding OKYO's intentions, beliefs or current expectations concerning, inter alia, OKYO or its group's results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which OKYO and its group operates, and include statements regarding OKYO's planned pre-clinical studies and clinical trials, regulatory approval process, and demand for OKYO's product candidates are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those suggested by such forward-looking statements. These factors include, but are not limited to, the following: OKYO has incurred significant net losses and anticipates that it will continue to incur significant net losses for the foreseeable future; OKYO has never generated any revenue from product sales and may never be profitable, OKYO will need to raise additional funding in the future, which may not be available on acceptable terms, or at all, OKYO may not be able to obtain exclusivity or intellectual property rights for its product candidates or prevent others from developing similar competitive products. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of OKYO to be materially different from those expressed or implied by such forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond OKYO's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of regulators and other factors such as OKYO's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which OKYO operates or in economic or technological trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. OKYO expressly disclaims any obligation or undertaking to release any updates or revisions to these forward-looking statements to reflect any change in OKYO's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based after the date of this presentation or to update or to keep current any other information contained in this presentation. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. There is no guarantee that OKYO will generate a particular rate of return. In addition, prior to making any investment decision prospective investors should carefully consider the risk factors described in the Registration Statement. Accordingly, investors should not rely on such forward-looking statements in this presentation.

Potential investors should be aware that any investment in OKYO is speculative, involves a high degree of risk and could result in the loss of all or substantially all of their investment. The securities are only suitable for investors who understand the potential risk of capital loss, that there may be limited liquidity in the underlying investments and securities of OKYO, for whom an investment in the securities is part of a diversified investment programme and who fully understand and are willing to assume the risks involved in such an investment. This presentation does not constitute a recommendation concerning the Offering.

This presentation is being distributed only to and is only directed at: (i) persons in member states of the European Economic Area (EEA) who are "qualified investors" within the meaning of the Prospectus Regulation (EU) 2017/1129 (as amended) (the "Prospectus Regulation") ("Qualified Investors"); and (a) persons in the United Kingdom ("UK") that are "qualified investors" within the meaning of the Prospectus Regulation as it forms part of UK domestic law pursuant to the European Union (Withdrawal) Act 2018 (as amended) (the "UK Prospectus Regulation") and are persons: (a) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order"); (b) who are high net worth persons or entities falling within Article 49(2)(a) to (d) of the Order or (c) to whom it may otherwise be lawfully distributed (all such persons in (a), (b) and (c) together being referred to as "Relevant Persons"). This presentation has not been approved by an authorised person in accordance with section 21 of the UK Financial Services and Markets Act 2000 (as amended), nor is it a "prospectus" for the purposes of the Prospectus Regulation or the UK Prospectus Regulation. This presentation must not be acted on or relied on (1) in the UK, by persons who are not Relevant Persons, and (i) in the EEA, by persons who are not Qualified Investors. If you are in any doubt as to the matters contained in this presentation (including whether, if you are based in the UK or EEA, you fall within the definitions of Qualified Investor or Relevant Person), you should consult an authorised person specialising in advising on investments of the kind contained in this presentation.

ThinkEquity is acting only for OKYO in connection with the contents of this presentation and the Offering. ThinkEquity will not regard any other person (whether or not a recipient of this presentation) as its customer in relation to the Offering and will not be responsible to anyone other than OKYO for providing the protections afforded to customers of ThinkEquity or for providing advice in relation to the Offering or any other matter referred to in this presentation.

This presentation has been made available to you in electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and, consequently, none of OKYO, ThinkEquity or any of their respective Related Parties, or any other person, accepts any liability or responsibility whatsoever in respect of any difference between the version distributed to you in electronic format and the hard copy version available to you on request. Please ensure that your copy is complete. You are responsible for protecting against viruses and other destructive items. Neither the website of OKYO, or any website accessible by hyperlinks on from such website forms part of this presentation.

By attending or receiving this presentation (whether electronically or in hard copy form), you irrevocably represent, warrant and undertake to OKYO and ThinkEquity that you have read and agree to comply with, and be bound by, the terms of this disclaimer, including, without limitation, the obligation to keep this presentation and its contents confidential. This presentation should not be taken out of context.

Free Writing Prospectus

We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. The preliminary prospectus, dated January 3, 2023, is available on the SEC website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity LLC, located at 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-3673, or by email at prospectus@think-equity.com.

Offering Summary

Issuer	OKYO Pharma Limited
Symbol	Nasdaq: OKYO LSE: OKYO
Expected Offering Size	$12 million of ADSs
Over-Allotment Option	15%
Use of Proceeds	• Fund the initial Phase 2 clinical trial for OK-101 in DED patients • Working capital and general corporate purposes
Sole Book-Running Manager	ThinkEquity

OKYO PHARMA



OK-101

New Chemical Entity Targeting both Inflammation and Ocular Pain in Dry Eye Disease

Pipeline Focus: OK-101 to Treat Dry Eye Disease

	Indication	Pre-clinical	*IND Cleared in Dec 2022	Phase 1	Phase 2	Phase 3
OK-101	Dry Eye	▶	▶	**Skip over	Planned for Q1 2023	
	Uveitis	▶				
	Allergic Conjunctivitis	▶				
	Ocular Pain	▶				

***IND Submitted to FDA on November 18, 2022 and cleared in December 2022**
****Pre-IND Meeting confirmed FDA concurs with plan to open first trial as Phase 2 in DED patients**

OKYO PHARMA

Dry Eye Disease: Overview



360,000,000
Worldwide patients

20,000,000
US patients

35%
+50 yrs old affected

Ocular Surface Damage

Inadequate or unstable tears resulting in lack of moisture and progressive damage to the ocular surface

Inflammation & Pain: Key Symptoms of Dry Eye

Tear film instability triggers chronic inflammation which leads to symptoms of pain, itchiness, burning, and blurry vision

Risk & Growth Factors

Age 50 or older, Female, Wear contact lenses, Digital screen time

Sources: Papas et al. Ophthalmic Physiol Opt. 2021; 41:1254
Farrand et al. AJO. 2017;182:90; Dana et al, AJO 2019, 202:47
Gayton et al. (2009) Clinical Opthamology; 3 405-412

Limits of Current Standard of Care

5 FDA Approved Drugs on Market With Inadequate Efficacy, Slow Onset of Action, and Numerous Side Effects

	API	[1]Limitations
Restasis Allergan	0.05% cyclosporine	Delayed response, up to 6 months to improve symptoms, burning sensation when instilled [2] **70% patients do not refill Rx at Month 12**
Xiidra Novartis	5% LFA-1antagonist	Eye irritation and burning sensation, change in taste [2] **70% patients do not refill Rx at Month 12**
Cequa Sun Pharma	0.09% cyclosporine	Burning, pain upon instillation, blurry vision, UTI (side effects on label)
Eysuvis Kala Pharma	0.25% loteprednol	Short-term treatment only (maximum 2 weeks)
Tyrvaya Oyster Point	0.03 mg / inhalation Varenicline	Sneezing, cough & throat irritation (side effects on label)

[1] Side Effect profiles from Drug Labels
[2] White DE, (2020) Ocular Surgery News: Issue February 25, 2020

Global DED* Market Expected to Reach ~$6.5 Billion by 2027



- $3.8 Billion Annual Healthcare Costs*
- ~$50 Billion Annual Healthcare Costs †
- Current Treatment Options Inadequate
- More Effective Treatment May Increase Market Size

*Market Research Report, Dry Eye Syndrome Market, FBI102413, Dec. 2020
†Yu J et al, Cornea. 2011; 30: 379

OK-101: A Lipid-Conjugated Chemerin Peptide

First-in-class drug candidate with anti-inflammatory and ocular pain reducing property

Lipid conjugated peptide chemistry minimizes drug washout and enhances the potency

Preservative free, EDTA free

Simple, stable formulation

OKYO has exclusive license for OK-101, a novel membrane-anchored chemerin peptide from OTTx Therapeutics (Boston, MA)



Chemerin Derived Peptide: A Potential Regulator of Inflammation & Pain



OK-101
1
2
3
4
Chemerin
CHEMR23
Stable, Protease Resistant Chemerin Peptide Fragment
Linker
Anchored Lipid
Pro-Inflammatory Phenotype
Anti-Inflammatory Phenotype
Immune Cells
Monocyte
Neutrophils
Dendritic Cell
Helper T Cell
T reg Cell

1. **Pro-inflammatory chemerin activates immune cells at the inflammation site**
2. **Peptides derived from chemerin physiologically inhibit the inflammatory response**
3. **Topically administered OK-101 peptide can dramatically enhance the anti-inflammatory response**
4. **Proprietary MAP technology enhances residence time of OK-101 on ocular surface**

OK-101: Targeting Chemerin Receptor



Chemerin Peptide
Linker
Anchored Lipid
Chemerin Receptor
Immune Cells
Anti-inflammatory
Response

Membrane Anchoring Improves Potency, Durability

*In-vitro studies

Enhanced Potency

Human Chemerin Receptor



125
100
75
50
25
0
Luciferase activity
(Max soluble unwashed =100%)
OK-101 Anchored
No Anchor
No
Ligand
-11
-9
-7
-5
[Ligand], log(M)

Increased Durability

Human Chemerin Receptor (Wash Resistant)



125
100
75
50
25
0
Luciferase activity
(Max soluble unwashed =100%)
OK-101 Anchored
No Anchor
No
Ligand
-11
-9
-7
-5
[Ligand], log(M)

*Adapted from Doyle J et al, J. Biol. Chem. 2014; 289:13385

Validation: OK-101 Efficacy in Dry Eye Mouse Model



Corneal Permeability
1600
1400
1200
1000
800
600
400
200
0
Healthy Eye
Induced Dry Eye
Dry Eye Cyclosporine (0.1%)
Dry Eye Phosphate Buffer
Dry Eye Phosphate Buffer OK-101 (0.04%)

OK-101 and cyclosporine were administered topically twice a day

Corneal permeability significantly reduced with OK-101 vs phosphate buffer alone

Potency of OK-101 was comparable to cyclosporine, an active ingredient of Restasis (Allergan) & Cequa (Sun Pharma)

Reducing corneal permeability with OK-101 improves corneal integrity in dry eye mouse model

*Patil et al. (2019) 14th Congress on Ocular Pharmacology and Therapeutics, New Orleans, LA

OK-101 Normalized Goblet Cells & Reduced Inflammatory CD4 T Cells

Increased Mucin-secreting Goblet Cells*

OK-101: (0.04%) normalized goblet cell density
(OK-101 was administered topically twice a day)



Goblet cell density
Goblet cells/mm
60
50
40
30
20
10
0
P< 0.01
P< 0.001
Healthy Eye
Dry Eye Phosphate Buffer
Dry Eye Phosphate Buffer + OK-101

Reduced Inflammatory Biomarkers*

OK-101: (0.04%) reduced count of CD4+ T cells, which are known biomarkers of inflammation



CD4⁺ T cells
CD4⁺ T cells in conjunctiva epithelium (cells/100 µm)
2.5
2.0
1.5
1.0
0.5
0
P< 0.05
P< 0.001
Healthy Eye
Dry Eye Phosphate Buffer
Dry Eye Phosphate Buffer + OK-101

*Patil et al. (2019) 14th Congress on Ocular Pharmacology and Therapeutics, New Orleans, LA

OKYO PHARMA

Corneal Neuropathic Pain in Dry Eye Disease



Dry-eye patients suffer from corneal neuropathic pain, making their condition more resistant to anti-inflammatory drugs

No FDA approved topical treatment for ocular pain

ChemR23 receptor on leukocytes targeted by OK-101 is also expressed on neurons and glial cells in the dorsal root ganglion and spinal cord

Such patients would benefit from a drug that comprises anti-inflammatory and neuropathic pain reducing characteristics

OK-101: a promising candidate for the treatment of both inflammation *and* pain

OKYO PHARMA

OK-101 Reduced Corneal Neuropathic Pain in Mouse Model

Ciliary Ligation Model* Illustrates OK-101 Potential to Reduce Ocular Pain

Ciliary nerve ligation surgery to create the corneal neuropathic pain (CNP) model



Long Ciliary Nerve
Short Ciliary Nerve

* Collaboration with Dr. Pedram Hamrah, Tufts Medical Center, Boston (Kenyon B, ARVO Abstract 4085, 2020)

OK-101[1] Reduced Corneal Pain Response Similar to Gabapentin[2] (GBP)



Pain Reducing Efficacy (%)
0
10
20
30
40
50
60
70
Vehicle
Gabapentin
OK-101
Day 7
Post Surgery
Day 10
Post Surgery
Day 14
Post Surgery

1 Topical administration (0.04%)

2 Administered by intraperitoneal injection,100 mg/kg once at Day 4, 7, 10, and 14

OK-101 Addresses Inflammation and Pain Components of Dry Eye

Extrinsic Factors:

Contact lens

Digital screen time

Allergies

Surgery

Blepharitis C

Intrinsic Factors:

Aging

Sex steroid imbalance

Autoimmune diseases


Dry Eye Cycle
OK-101 Reduces Inflammatory Markers
Inflammation of Ocular Surface
Loss of Goblet Cells
OK-101
OK-101 Normalizes Goblet Cell Loss
Inflammation
Tear Film Instability
Ocular Surface Damage
Pain
Corneal Neuropathic Pain
OK-101 Reduces Corneal Neuropathic Pain



OK-101

Clinical Development

OK-101 IND Clearance for DED Announced 22 December 2022

- Pre-IND Meeting Held February 2022
- FDA Concurs First In-human Trial to be Phase 2
- FDA Agrees on Pre-Specified Co-primary Endpoints (Signs and Symptoms) in Planned Phase 2 Trial
- IND Clearance announced December 22, 2022; Planning on initiating Phase 2 Trial in Q1 2023

Phase 2 Trial Design

Primary Objective:
Compare safety and efficacy of OK-101 to placebo for the treatment of the signs and symptoms of dry eye

N=240 subjects

12 Weeks Dosing

Screening via Controlled Adverse Environment Exposure to Ascertain Eligibility

6 visits over the course of 12 weeks


3 arms
OK-101 (Low Dose)
OK-101 (High Dose)
Placebo

Trial Period 6-9 months

ENDPOINTS

Primary Endpoints
(through Day 85)
- Total Corneal Staining (Sign)
- Ocular Discomfort Score (Symptom)

Secondary Endpoints
- Conjunctival Redness
- Schirmer's Test
- Tear Film Break-up Time (TFBUT)
- Ocular Surface Disease Index© (OSDI©)
- Daily Symptom Diary

OK-101 Development Timeline

Phase 2

- Q1 2023 Initiation
- 240 subjects/ 80 per arm
- 12 Week Dosing
- 6-9 months Duration
- Potential Registration Trial

Phase 3


2022
2023
2024
2025

IND Clearance (Announced 22 Dec 2022)

Anticipated Phase 2 Top-Line Data

CRO Partner

Ora

Patent Protection up to 2039

OK-101 Technology:	OK-201 Technology:
Composition of Matter: US 10,233,219	Composition of Matter: US 10,899,796
Issued in US to 2034 with potential patent term extension up to 2039	Issued in US to 2036 (+70 days of *PTA) with potential patent term extension up to 2042
Dry Eye	Dry Eye, Pain, Inflammation
• Method of Use: US 11,197,906 • Issued in US to 2037 with potential patent term extension up to 2041	• Method of Use: US 10,899,796 • Issued in US to 2036 (+70 days of *PTA) with potential patent term extension up to 2042 • Issued European Patent on Comp. of Matter and Use for neuropathic pain, ocular pain, ocular inflammation, or dry eye: EP3373947
Neuropathic Pain	
• Method of Use: US11,254,720 • Issued in US to 2034 (+187 days of *PTA)	

OKYO PHARMA

Comparable Companies

M&A Transactions

Target	Acquirer	Date	Purchase Price	Target's Drug Candidates
Aerie Pharmaceuticals	Alcon (ALC)	Transaction closed on 11/22/2022	• $770 million in cash	• ROCKLATAN® and RHOPRESSA® for glaucoma • AR-15512 – Ph3 candidate for DED • Additional pipeline of ophthalmic candidates
Oyster Point Pharma	Viatris (VTRS)	Transaction announced on 11/9/2022	• ~$300m – $350m (approximately 27m shares outstanding) • A potential increase of $2 per share for performance targets	• TYRVAYA® nasal spray for DED • Ph2 nasal spray for Neurotrophic Keratopathy Stage 1
Kala Pharmaceuticals	Alcon (ALC)	Transaction announced on 07/11/2022	• $60 million in upfront cash Undisclosed additional payments upon achievement of certain commercial milestones	• EYSUVIS® for short-term treatment to mitigate DED • INVELTYS® for post-operative inflammation and pain following ocular surgery

Public Comps

Company	Ticker	Market Cap[1]	Designation	Stage / Candidates
Aldeyra Therapeutics	Nasdaq: ALDX	$408 million	Ocular and retinal disease	• Ph3 candidate for DED and allergic conjunctivitis • Ph3 injection for Proliferative Vitreoretinopathy • Ph2 injection for Retinitis Pigmentosa
Tarsus Pharmaceuticals	Nasdaq: TARS	$391 million	Blepharitis, Lyme disease, DED	• Ph2 candidate for meibomian gland disease (MGD)
Ocular Therapeutix	Nasdaq: OCUL	$216 million	Ocular and retinal disease	• Ph1 candidate for retina disease and diabetic retinopathy • Ph2 candidate for glaucoma and ocular hypertension • Ph2 candidate for DED

1) Market Cap data from CapitalIQ as of December 30, 2022

Experienced Team With Considerable Drug Development Expertise

Management

Gary S. Jacob, PhD

Chief Executive Officer and Director

Co-inventor and developer of Synergy's FDA-approved drug Trulance, currently marketed by Bausch Health, Inc. 35 years of experience in the pharmaceutical and biotechnology industries.

Raj Patil, PhD

Chief Scientific Officer

30 years of academic/pharmaceutical R&D experience and leadership experience at Alcon, Novartis and Ora, all leaders in Ophthalmology

Keeren Shah

Chief Financial Officer

20 years of experience in controllership, financial planning and analysis, IPO offering and variety of finance positions at Visa Inc, Arthur Andersen, BBC Worldwide, Tiziana Life Sciences and Accustem Inc

Board

Gabriele Cerrone

Chairman, Founder

Extensive experience founding, financing, restructuring, and listing multiple micro-cap biotechnology companies in oncology, infectious diseases, and molecular diagnostics.

Gary S. Jacob, PhD

Chief Executive Officer and Director

35 years of experience in the pharmaceutical and biotechnology industries, R&D, operations, business development and capital financing activities

Willy Simon

Non-Executive Director

Iinternational banking experience gained in senior leadership positions at multiple financial institutions.

Bernard Denoyer

Non-Executive Director

Extensive financial management experience as Senior Vice President of Synergy Pharmaceuticals, Inc. Also served as Chief Financial Officer and Senior Vice President of META Group, Inc.

John Brancaccio

Non-Executive Director

Financial executive with extensive international and domestic experience in pharmaceutical and biotechnology companies

Investment Highlights

- Novel Molecule Targets Both Ocular Inflammation and Pain, Two Major Symptoms Underserved by Current Dry Eye Therapies
- Addressing Unmet Need in ~$6.5 Billion Market in Dry Eye Disease
- Q1 2023 Phase 2 Trial Initiation. Anticipated Top Line Data in Q4 2023, with Potential for Accelerated Regulatory Submission
- Patent Protected until 2039
- Experienced Leadership

CAPITALIZATION TABLE & BALANCE SHEET

Capitalization Table*	ADS Equivalent**
Outstanding ordinary shares	21,769,853
Options (WAEP: £3.71)	1,258,769
Warrants (WAEP: £2.90)	552,448
Fully diluted ordinary shares	23,581,070

Balance Sheet	At September 30, 2022 (unaudited)
Cash	$0.7m
Total Assets	$1.8m
Total Liabilities	$2.1m
Shareholders deficit	($0.3m)

* As of December 30, 2022
** 1 ADS represents 65 ordinary shares

USE OF PROCEEDS

- Fund the initial Phase 2 clinical trial of OK-101 in DED patients
- Fund working capital and other general corporate purposes

UPCOMING MILESTONES

- 1Q2023 - Initiating Phase 2 trial of OK-101 in DED Patients
  Placebo-controlled double-blinded 240 patient study
- 4Q2023 - Announce completion of enrollment of trial
- 4Q2023 – Topline data from Phase 2 Trial

OKYO PHARMA

Dry Eye Disease and Ocular Pain

OKYO Pharma Ltd.

14-15 Conduit Street

London W1S 2XJ

Tel: +44 (0) 207 495 237

OKYO Pharma U.S. Inc.

420 Lexington Avenue,

Suite 1402

New York, NY, 10170 USA

Tel: +1 (917) 225- 9646

Nasdaq	OKYO
LSE	OKYO

info@okyopharma.com

Appendix

Development of OK-101 Using Proprietary MAP* Technology


Serial Truncation
Stabilization
Add Synthetic Anchor
Full Length Active protein
21
157
9 aa C-terminal Peptide Protease Sensitive Lower potency
149
157
Amino Acid Alterations Protease Resistant
OK-101

* Membrane Anchored Peptide

OK-101 Reduced the Blink Reflex in Dry Eye Mouse Model*



Sympathetic reflex: Blink&wipe
**P=0.001
Reps/30"
100
80
60
40
20
0
Naive
Vehicle
OK-
101

- Blink Reflex in DED patients is increased due to ocular surface irritation and damage
- Blink reflex was significantly lower in the OK-101 treated group compared to vehicle treated animals.

***Separate data on OK-101 from Dr. Hamrah's mouse model at Tufts Medical Center, Boston**

OK-101 Decreased MHC-II+ Class Immune Cells and Increased Tregs Cells*

Activated immune cells (MHC-II+), measured by flow cytometry after CD45 labeling, were decreased in draining lymph nodes of OK-101 treated mice



80
70
60
50
40
30
20
10
0
% of CD45 cells
Basal
Vehichle
OK-101

MHC-II+ Cells

FOXP3, a crucial regulator of regulatory T (T_{reg}) cells, measured by flow cytometry after CD25 labeling, were increased in draining lymph nodes of OK-101 treated mice



90
80
70
60
50
40
30
20
10
0
% of CD25 cells
Basal
Vehichle
OK-101

FoxP3

***Separate data on OK-101 from Dr. Hamrah's DED mouse model at Tufts Medical Center, Boston**

OKYO PHARMA

Rabbit Ocular Safety Model

OK-101: No Adverse Effects or Local Irritation

- Topical Application of OK-101(0.04%) Administered for 5 Days (Twice Daily)
- Clinical Exam of Rabbit Eyes Showed No Signs of Local Irritation
- No Adverse Signs Detected (e.g., Inflammation, Chemosis, Hyperemia, Retinal Hemorrhage)

90-Day Rabbit and Dog Tox Study

OK-101: No Adverse Effects or Local Irritation

- Low and high doses of OK-101, topically administered twice/day over a 90-days, were well tolerated in Dutch-Belted rabbits and Beagle dogs. No observed changes in body weight, or effects on ocular irritation.
- Ophthalmic examination findings (including fundus and slit lamp evaluations) revealed no changes
- Clinical pathology showed no effects on organ weights and gross and microscopic pathology